FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                  October, 2003



                        Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                               Beijing, 100031 PRC

This Form 6-K consists of:

         An announcement on 2003 first three quarter results by Huaneng Power International Inc. made on October 21, 2003, in English by Huaneng Power International Inc.

To: Business Editor
[For Immediate Release]


                       HUANENG POWER INTERNATIONAL, INC.
                  Announces 2003 First Three Quarters Results

                Net Profit Increases 30.52% to RMB 3.971 Billion

(Beijing, China, October 21, 2003) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] today announced its unaudited results for the nine months ended September 30, 2003.

Under the PRC Accounting Standards, for the first three quarters of 2003, the Company realised operating revenues of RMB 16.830 billion and net profit of RMB
3.971 billion, representing increases of 27.11% and 30.52%, respectively, over the same period last year. For the third quarter of 2003, the operating revenues, net profit and earnings per share of the Company were RMB 6.211 billion, RMB 1.615 billion and RMB0.27, respectively, representing increases of 17.75%, 32.23% and 35.00%, respectively, over the same period last year. The increase in operating revenues of the Company for the first three quarters of 2003 was due to substantial increase in power generation of the Company's power plants, which was mainly attributable to the following reasons:

1. Significant increase in power demand in the regions where the Company's power plants operate due to a steady growth of the national economy;

2. Residential power consumption increased due to hot weather in many regions during spring and summer this year;

3. Increase in power generating capacity as a result of stable operation of the generating units 5 and 6 of Dezhou Power Plant which commenced operations in 2002 and the newly operated generating units 5 and 6 of Jining Power Plant;

4. Improved availability and reliability of the Company's generating units through technical innovation, thereby assuring growth in the Company's power generation.

The Board of Directors of the Company was satisfied with the operating results obtained in the first three quarters of 2003.


                                                                          .../2

Huaneng Power Int'l, Inc. Announces 2003 First Three Quarters Results Net Profit Increases 30.52% to RMB 3.971 Billion ... P.2


Huaneng Power International, Inc. develops, constructs, operates and manages large thermal power plants in China nationwide, with a total generation capacity of 15,166MW on an equity basis. The Company wholly owns 13 power plants, and has controlling interests in three power plants and minority interests in three power companies. Today, it is one of the largest independent power producers in China.

                                    ~ End ~


Encl: The unaudited summary  financial  information of the Company for the nine months ended September 30, 2003.
      [The summary financial information is published under the listing regulations of the China Securities Regulatory Commission. The summary financial information was prepared in accordance with "Accounting System for Business Enterprises" and "Accounting Standards for Business Enterprises" of the People's Republic of China ("PRC GAAP"), which differs from the International Financial Reporting Standards ("IFRS") and the accounting principles generally accepted in the United States of America ("US GAAP"). No reconciliation with IFRS or US GAAP has been made in the presentation of the summary financial information.]



For further information, please contact:

Ms. Meng Jing / Ms. Zhao Lin
Huaneng Power International, Inc.
Tel:  (8610) 6649 1856 / 1866
Fax: (8610) 6649 1860
Email: ir@hpi.com.cn

Ms. Christy Lai / Ms. Edith Lui
Rikes Communications Limited
Tel:  (852) 2520 2201
Fax: (852) 2520 2241


HUANENG POWER INTERNATIONAL, INC.
BALANCE SHEETS
PREPARED IN ACCORDANCE WITH PRC ACCOUNTING STANDARDS
AS AT 30THSEPTEMBER, 2003


                                                                                           Amounts: In Rmb Yuan
==================================================================================================================
                                      30th September,  31st December, 2002  30th September,  31st December, 2002
                                           2003           Consolidated           2003            The Company
               ASSETS                  Consolidated                           The Company
------------------------------------------------------------------------------------------------------------------
  CURRENT ASSETS
------------------------------------------------------------------------------------------------------------------
   Cash                                3,926,791,348       4,157,362,535      3,710,248,718      3,853,281,582
------------------------------------------------------------------------------------------------------------------
   Including: cash and cash
    equivalents                        3,685,685,280       3,002,601,470      3,478,204,792      2,660,474,096
------------------------------------------------------------------------------------------------------------------
   Short-term investments                          -                   -                  -                  -
------------------------------------------------------------------------------------------------------------------
   Notes receivable                      165,700,000         472,750,000        138,500,000        440,080,000
------------------------------------------------------------------------------------------------------------------
   Dividend receivable                             -                   -                  -                  -
------------------------------------------------------------------------------------------------------------------
   Interest receivable                     3,337,813           3,792,434          3,337,813          3,792,434
------------------------------------------------------------------------------------------------------------------
   Accounts receivable                 2,219,537,424       1,889,082,774      1,848,280,889      1,545,294,232
------------------------------------------------------------------------------------------------------------------
   Other receivables                     201,804,380         102,595,147        128,377,517         81,195,078
------------------------------------------------------------------------------------------------------------------
   Advance to suppliers                   54,484,028          54,040,826         29,844,979         39,068,231
------------------------------------------------------------------------------------------------------------------
   Inventories                           863,723,299         940,723,848        700,898,823        765,649,739
------------------------------------------------------------------------------------------------------------------
   Deferred expenses                      16,181,574          12,451,202         15,483,537          9,659,052
------------------------------------------------------------------------------------------------------------------
   Current portion of long-term
     investments                             102,760              25,160        347,102,760        256,325,160
------------------------------------------------------------------------------------------------------------------
   Other current assets                            -          70,000,000                  -         70,000,000
------------------------------------------------------------------------------------------------------------------
       Total current assets            7,451,662,626       7,702,823,926      6,922,075,036      7,064,345,508
------------------------------------------------------------------------------------------------------------------
  LONG-TERM INVESTMENTS
------------------------------------------------------------------------------------------------------------------
  Long-term equity investments         3,303,046,972         776,151,596      4,556,733,022      2,324,449,270
------------------------------------------------------------------------------------------------------------------
Including: consolidation difference    1,064,582,987         313,862,886                  -                  -
------------------------------------------------------------------------------------------------------------------
  Long-term debt investments              10,000,330          10,137,770        520,663,286        450,800,726
------------------------------------------------------------------------------------------------------------------
       Total long-term investments     3,313,047,302         786,289,366      5,077,396,308      2,775,249,996
------------------------------------------------------------------------------------------------------------------
  FIXED ASSETS
------------------------------------------------------------------------------------------------------------------
     Fixed assets - cost              59,689,190,928      58,940,239,645     52,080,955,481     51,331,689,101
------------------------------------------------------------------------------------------------------------------
     Less: Accumulated depreciation  (21,750,046,731)    (18,725,078,726)   (18,580,233,181)   (15,884,329,113)
------------------------------------------------------------------------------------------------------------------
     Fixed assets - net book value    37,939,144,197      40,215,160,919     33,500,722,300     35,447,359,988
------------------------------------------------------------------------------------------------------------------
     Construction in progress          1,111,111,253         685,761,557        658,538,436        626,225,572
------------------------------------------------------------------------------------------------------------------
     Total fixed assets               39,050,255,450      40,900,922,476     34,159,260,736     36,073,585,560
------------------------------------------------------------------------------------------------------------------
 INTANGIBLE AND OTHER ASSETS
------------------------------------------------------------------------------------------------------------------
  Intangible assets                   (1,117,243,101)     (1,306,167,496)    (1,187,859,749)    (1,373,182,297)
------------------------------------------------------------------------------------------------------------------
  Long-term deferred expenses             14,136,554          14,886,880         14,136,554         14,886,880
------------------------------------------------------------------------------------------------------------------
  Other long-term assets                           -                   -                  -                  -
------------------------------------------------------------------------------------------------------------------
  Total intangible and other assets   (1,103,106,547)     (1,291,280,616)    (1,173,723,195)    (1,358,295,417)
------------------------------------------------------------------------------------------------------------------
 TOTAL ASSETS                         48,711,858,831      48,098,755,152     44,985,008,885     44,554,885,647
==================================================================================================================

       Legal                             Person in charge of accounting          Person in charge of accounting
  representative:                                  function:                              department:

    Li Xiaopeng                                     Huang Jian                                Zhou Hui


HUANENG POWER INTERNATIONAL, INC.
BALANCE SHEETS (CONTINUED)
PREPARED IN ACCORDANCE WITH PRC ACCOUNTING STANDARDS
AS AT 30THSEPTEMBER, 2003

                                                                                          Amounts: In Rmb Yuan
==================================================================================================================

                                      30th September,   31st December,      30th September,       31st December,
 LIABILITIES AND                           2003            2002                   2003                2002
 SHAREHOLDERS' EQUITY                  Consolidated     Consolidated         The Company          The Company
------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
------------------------------------------------------------------------------------------------------------------
   Short-term loans                         620,000,000        550,000,000        200,000,000         550,000,000
------------------------------------------------------------------------------------------------------------------
   Notes payable                                      -                  -                  -                   -
------------------------------------------------------------------------------------------------------------------
   Accounts payable                         633,303,794        471,608,936        543,846,323         409,500,258
------------------------------------------------------------------------------------------------------------------
   Salary payable                               186,102          9,276,290                  -           9,077,965
------------------------------------------------------------------------------------------------------------------
   Welfare payable                          225,683,107        224,289,622        218,401,068         222,648,524
------------------------------------------------------------------------------------------------------------------
   Dividends payable                         42,083,526      2,049,408,208         15,810,000       2,049,408,208
------------------------------------------------------------------------------------------------------------------
   Interest payable                         109,570,539        115,860,824        107,600,539         113,370,824
------------------------------------------------------------------------------------------------------------------
   Taxes payable                            638,155,507        620,188,900        422,757,662         395,661,112
------------------------------------------------------------------------------------------------------------------
   Other levies payable                       7,485,613          7,805,368          2,622,286           2,713,031
------------------------------------------------------------------------------------------------------------------
   Other payables                         1,921,513,422      2,280,414,185      1,846,075,796       2,199,243,434
------------------------------------------------------------------------------------------------------------------
   Accrued expenses                          56,735,203         26,273,238         52,379,369          26,273,238
------------------------------------------------------------------------------------------------------------------
   Current portion of long-term
      loans                               2,873,278,951      2,413,636,557      2,268,988,420       2,172,623,070
------------------------------------------------------------------------------------------------------------------
   Convertible notes                            951,855                  -            951,855                   -
------------------------------------------------------------------------------------------------------------------
   Total current liabilities              7,128,947,619      8,768,762,128      5,679,433,318       8,150,519,664
------------------------------------------------------------------------------------------------------------------
LONG-TERM LIABILITIES
------------------------------------------------------------------------------------------------------------------
   Long-term loans                        7,453,360,909      9,184,800,869      6,005,603,371       7,077,706,287
------------------------------------------------------------------------------------------------------------------
   Convertible notes                                  -        166,497,890                  -         166,497,890
------------------------------------------------------------------------------------------------------------------
   Total long-term liabilities            7,453,360,909      9,351,298,759      6,005,603,371       7,244,204,177
------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                        14,582,308,528     18,120,060,887     11,685,036,689      15,394,723,841
------------------------------------------------------------------------------------------------------------------
MINORITY INTERESTS                          829,578,107        818,532,459                  -                   -
------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
------------------------------------------------------------------------------------------------------------------
   Share capital                          6,027,671,200      6,000,273,960      6,027,671,200       6,000,273,960
------------------------------------------------------------------------------------------------------------------
   Capital surplus                       10,402,586,515     10,260,830,755     10,402,586,515      10,260,830,755
------------------------------------------------------------------------------------------------------------------
   Surplus reserves                       3,419,668,242      3,419,668,242      3,419,668,242       3,419,668,242
------------------------------------------------------------------------------------------------------------------
   Including: Statutory public
     welfare fund                         1,053,519,606      1,053,519,606      1,053,519,606       1,053,519,606
------------------------------------------------------------------------------------------------------------------
   Undistributed profits                 13,450,046,239      9,479,388,849     13,450,046,239       9,479,388,849
------------------------------------------------------------------------------------------------------------------
   Total shareholders' equity            33,299,972,196     29,160,161,806     33,299,972,196      29,160,161,806
------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND
   SHAREHOLDERS' EQUITY                  48,711,858,831     48,098,755,152     44,985,008,885      44,554,885,647
==================================================================================================================

       Legal                             Person in charge of accounting          Person in charge of accounting
  representative:                                  function:                              department:

    Li Xiaopeng                                      Huang Jian                               Zhou Hui


HUANENG POWER INTERNATIONAL, INC.
PROFIT AND LOSS ACCOUNTS
PREPARED IN ACCORDANCE WITH PRC ACCOUNTING STANDARDS
FOR THE THIRD QUARTER ENDED 30TH SEPTEMBER, 2003

                                                                                                   Amounts: In Rmb Yuan
 =======================================================================================================================
                                                                        CONSOLIDATED
                                      ---------------------------------------------------------------------------------
                                            For the third        For the third      For the nine        For the nine
                                            quarter ended        quarter ended     months period       months period
                                          30th September,       30th September,            ended               ended
          Item                                       2003                 2002    30th September,     30th September,
                                                                                            2003                2002
-----------------------------------------------------------------------------------------------------------------------
1. REVENUES FROM PRINCIPAL OPERATIONS      6,211,483,173      5,275,021,808       16,829,569,182      13,240,542,838
-----------------------------------------------------------------------------------------------------------------------
   Less: Cost of principal operations     (4,120,278,001)    (3,457,845,261)    (11,324,191,332)      (8,824,145,966)
-----------------------------------------------------------------------------------------------------------------------
         Tax and levies on principal
           operations                         (4,016,373)       (14,034,854)        (31,485,938)         (26,118,100)
-----------------------------------------------------------------------------------------------------------------------
2. PROFIT FROM PRINCIPAL OPERATIONS        2,087,188,799      1,803,141,693        5,473,891,912       4,390,278,772
-----------------------------------------------------------------------------------------------------------------------
   Add: Profit from other operations           9,638,735            823,530           32,475,406            2,414,079
-----------------------------------------------------------------------------------------------------------------------
   Less: General and administrative
            expenses                         (79,168,314)       (68,490,904)       (282,046,719)        (148,685,760)
-----------------------------------------------------------------------------------------------------------------------
         Financial expenses, net            (143,645,565)      (172,351,300)       (434,645,435)        (424,243,325)
-----------------------------------------------------------------------------------------------------------------------
3. OPERATING PROFIT                        1,874,013,655      1,563,123,019       4,789,675,164        3,819,763,766
-----------------------------------------------------------------------------------------------------------------------
   Add/(Less): Income /(Loss) from
                 investment                   87,215,541        (11,956,475)         129,332,066         (28,077,737)
-----------------------------------------------------------------------------------------------------------------------
        Non-operating income                      90,938         16,702,715           10,702,363          25,616,360
-----------------------------------------------------------------------------------------------------------------------
  Less: Non-operating expenses                (3,610,576)        (3,295,182)         (8,906,392)         (21,801,825)
-----------------------------------------------------------------------------------------------------------------------
4. PROFIT BEFORE TAXATION AND
      MINORITY INTERESTS                   1,957,709,558      1,564,574,077        4,920,803,201       3,795,500,564
-----------------------------------------------------------------------------------------------------------------------
   Less: Income tax                         (293,682,210)      (282,776,558)       (815,564,396)        (650,465,662)
-----------------------------------------------------------------------------------------------------------------------
         Minority interests                  (49,041,952)       (60,474,595)       (134,581,415)        (102,821,310)
-----------------------------------------------------------------------------------------------------------------------
5. NET PROFIT                              1,614,985,396      1,221,322,924        3,970,657,390       3,042,213,592
=======================================================================================================================

       Legal                             Person in charge of accounting          Person in charge of accounting
  representative:                                  function:                              department:

    LI XIAOPENG                                      HUANG JIAN                               ZHOU HUI


HUANENG POWER INTERNATIONAL, INC.
PROFIT AND LOSS ACCOUNTS
PREPARED IN ACCORDANCE WITH PRC ACCOUNTING STANDARDS
FOR THE THIRD QUARTER ENDED 30TH SEPTEMBER, 2003

                                                                                                   Amounts: In Rmb Yuan
 =======================================================================================================================
                                                                        CONSOLIDATED
                                      ---------------------------------------------------------------------------------
                                            For the third        For the third      For the nine        For the nine
                                            quarter ended        quarter ended     months period       months period
                                          30th September,       30th September,            ended               ended
          Item                                       2003                 2002    30th September,     30th September,
                                                                                            2003                2002
-----------------------------------------------------------------------------------------------------------------------
1. REVENUES FROM PRINCIPAL OPERATIONS      5,404,489,368        4,225,161,894     14,597,900,412       11,356,365,130
------------------------------------------------------------------------------------------------------------------------
   Less: Cost of principal operations     (3,610,434,671)      (2,753,736,338)   (9,907,169,565)       (7,528,751,987)
------------------------------------------------------------------------------------------------------------------------
         Tax and levies on principal
            operations                         5,957,627           (1,924,313)       (4,236,407)           (4,475,401)
------------------------------------------------------------------------------------------------------------------------
2. PROFIT FROM PRINCIPAL OPERATIONS        1,800,012,324        1,469,501,243      4,686,494,440        3,823,137,742
------------------------------------------------------------------------------------------------------------------------
   Add: Profit from other operations           9,232,130              730,325         31,813,649            1,342,778
------------------------------------------------------------------------------------------------------------------------
   Less: General and administrative
            expenses                         (56,545,585)         (47,932,241)     (215,361,790)          (99,807,648)
------------------------------------------------------------------------------------------------------------------------
         Financial expenses, net            (112,131,963)        (126,282,650)     (337,835,716)         (354,198,553)
------------------------------------------------------------------------------------------------------------------------
3. OPERATING PROFIT                        1,640,566,906        1,296,016,677      4,165,110,583        3,370,474,319
------------------------------------------------------------------------------------------------------------------------
   Add: Income from investment               196,619,455          112,222,240        426,642,144          181,765,824
------------------------------------------------------------------------------------------------------------------------
        Non-operating income                      63,343            1,813,553          1,387,873            2,836,547
------------------------------------------------------------------------------------------------------------------------
   Less: Non-operating expenses               (2,576,543)          (2,882,213)       (7,105,318)          (14,971,713)
------------------------------------------------------------------------------------------------------------------------
4. PROFIT BEFORE TAXATION AND MINORITY
      INTERESTS                            1,834,673,161        1,407,170,257      4,586,035,282        3,540,104,977
------------------------------------------------------------------------------------------------------------------------
  Less: Income tax                          (219,687,765)        (185,847,333)     (615,377,892)         (497,891,385)
------------------------------------------------------------------------------------------------------------------------
         Minority interests                            -                    -                  -                    -
------------------------------------------------------------------------------------------------------------------------
5. NET PROFIT                              1,614,985,396        1,221,322,924      3,970,657,390        3,042,213,592
========================================================================================================================

       Legal                             Person in charge of accounting          Person in charge of accounting
  representative:                                  function:                              department:

    LI XIAOPENG                                      HUANG JIAN                               ZHOU HUI


                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under- signed, thereunto duly authorized.

                          HUANENG POWER INTERNATIONAL, INC.

                          By  /s/ Wang Xiaosong
                              ------------------------------
                          Name:    Wang Xiaosong
                          Title:   Vice Chairman


Date:     October 21, 2003